February 10, 2017

VIA EDGAR AND COURIER

Pamela Long
Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
Securities and Exchange Commission
Mail Stop 4631
100 F Street N.E.
Washington, D.C. 20549

Ref.:	Ardagh Finance Holdings S.A.
Registration Statement on Form F-1
Filed November 17, 2016
File No. 333-214684

Dear Ms. Long:

On behalf of Ardagh Finance Holdings S.A. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the Company’s registration statement on Form F-1 (the “Registration Statement”), which was originally submitted to the staff of the Commission (the “Staff”) on November 17, 2016.  Amendment No. 2 is being filed with the Commission in response to comments received from the Staff contained in your letter dated January 11, 2017 (the “Comment Letter”) in connection with the Registration Statement.

For your convenience, we have reproduced below in italics the Staff’s comments, followed by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.  Page references included in the Company’s responses are to those contained in Amendment No. 2.

General

1.                                      Please revise your registration statement to include all information that may not be omitted pursuant to Rule 430A, including the number of Class A common shares being offered pursuant to this registration statement.  Please refer to Question 227.02 of the Compliance and Disclosure Interpretations for Securities Act Rules.

Response:  The Company acknowledges the Staff’s comment and undertakes to include all information except that which can be excluded by Securities Act Rule 430A in a subsequent amendment prior to circulating the preliminary prospectus with the price range.

Unaudited Condensed Combined Pro Forma Financial Information, page 52

2.                                      We note your response to comment 10 in our letter dated December 14, 2016.  Given that you present pro forma profit for the year ended December 31, 2015 and the period ended September 30, 2016, it is unclear why the application of SAB Topic 1:B.3 with regards to the €270 million dividend would result in an anti-dilutive pro forma loss per share presentation and correspondingly not provide useful information.  Please revise or advise as necessary.

Response:  The Company recognizes the Staff’s comment and respectfully notes that the application of SAB Topic 1.B.3 relates to the presentation of a pro-forma EPS measure on the face of the registrant’s historical income statement(s) rather than in the Article 11 pro forma information. The application of SAB Topic 1.B.3 to the Company’s results for both the latest annual and interim periods presented in the Registration Statement would be anti-dilutive as the Company was in a loss position for those periods.  As such, the presentation of an additional pro-forma EPS measure on the face of the historical income statements would not be a useful measure.

Management’s Discussion and Analysis of Financial Condition and Results . . ., page 67

3.                                      We note your response to comment 17 in our letter dated December 14, 2016.  We continue to believe that you should expand your disclosures to discuss the effective tax rate and address the significant items that are impacting the effective rate including the extent to which they are impacting the rate.  For example, you note the impact of nondeductible interest.  In a similar manner to your response, please also disclose why the effective tax rate in the historical financial statements may not be indicative of your expected effective tax rate in future periods.

Response:  The Company has revised the disclosure on pages 71 and 74 of Amendment No. 2 in response to this comment.

Intellectual Property and Innovation, Development and Engineering, page 102

4.                                      We note your response to comment 19 in our letter dated December 14, 2016 and we reissue our comment.  Please revise this section to disclose the amount spent during each of the last three financial years on research and development activities.  See Item 4 of Form F-1 and Item 5.C of Form 20-F.

Response: The Company has updated disclosure on page 104 of Amendment No. 2 in response to the Staff’s comment to reflect the amount spent during each of the last two financial years on research and development activities.

The Company acknowledges the Staff’s comment and recognizes the guidance contained in Item 5.C of Form 20-F.  The guidance contained in Item 5.C requiring three years disclosure of research and development expenditure is predicated on the presentation of three years of financial statements.  The Company respectfully notes that in the Registration Statement it has availed itself of the guidance contained in Instruction G(a) to Form 20-F and, as a first-time IFRS adopter, has presented two years of financial statements with a transition date balance sheet.  As such, the Company believes that the presentation of research and development costs for a period earlier than the financial statements presented would not be meaningful.  However, the Company undertakes to include the required Item 5.C. disclosures for the last three financial years when the Company updates the Registration Statement to include financial statements for the year ended December 31, 2016.

Shares Eligible for Future Sale, page 145

5.                                      We note your response to comment 21 in our letter dated December 14, 2016.  Please confirm that you will update your disclosure in subsequent amendments should you determine the circumstances under which the Parent Company could cause you to exchange Class B or Class A common shares with the Parent Company or ultimate beneficial owners.

Response:  The Company respectfully notes the Staff’s comment and confirms that it will update the disclosure in subsequent amendments when the Company determines the circumstances under which the Parent Company could cause the Company to exchange Class B or Class A common shares with the Parent Company or ultimate beneficial owners.

Financial Statements of Ardagh Finance Holdings S.A.

General

6.                                      We remind you of the financial statement updating requirements provided in Item 8.A.4 of the Form 20-F.

Response:  The Company acknowledges the Staff’s comment and confirms that it will update the Registration Statement to include the audited financial statements for the year ended December 31, 2016 prior to the effectiveness of the Registration Statement.

Note 14. Employee Benefit Obligations, page F-49

7.                                      We note your response to comment 23 in our letter dated December 14, 2016.  It is not clear why only certain disclosures were disaggregated pursuant to IAS 19.138.  For example, disclosures related to the amounts of defined benefit obligations and assets were not disaggregated.  Please revise or advise as necessary.

Response:  The Company has updated note 14 on page F-49 of Amendment No. 2 in response to the Staff’s comment and included the defined benefit obligation and asset information on a disaggregated basis, further showing this information by funding status.  The Company respectfully believes that the disclosure of the following items provides sufficient useful information to meet the requirements of IAS 19.138: characteristics and associated risk; actuarial assumptions; membership details and weighted average duration; and defined benefit obligation and asset information on a disaggregated basis.

Financial Statements for the Period Ended September 30, 2016

Note 3. Intangible Assets and Property, Plant and Equipment, page F-84

8.                                      We note your response to comment 26 in our letter dated December 14, 2016.  Given that other intangible assets represent approximately 14% of your total assets at September 30, 2016, please revise to provide further disaggregated disclosures by class.  We note that you provide further disaggregated disclosures for the year ended December 31, 2015 on page F-25.  Refer to IAS 38.118.

Response: The Company has updated note 3 on page F-84 of Amendment No. 2 to show the equivalent analysis of intangible assets as presented on page F-25.

Financial Statements for Certain Metal Beverage Packaging Operations of Ball Corporation

General

9.                                      We note your response to comment 28 in our letter dated December 14, 2016.  In a similar manner to your response, please provide robust disclosure regarding how the financial statements were prepared.  Please ensure your disclosures address the following:

Response:  We have amended the disclosure on pages F-102, F-123, F-124, F-135, F-136, F-144 and F-145 of Amendment No. 2 to address the Staff’s comments relating to Ball Combined Financial Statements.

•                                          Please better clarify in your disclosures how it was determined which metal packaging operations should be included in the carve-out financial statements including if it is all of the metal packaging operations in certain countries;

Response:  We have revised the disclosures in Note 1 on pages F-102 and F-135 of Amendment No. 2 to clarify the operations that are included in the combined financial statements. Supplementally, we direct you to the confidential pre-filing letter, submitted by Ball Corporation (“Ball”) on December 18, 2015, to the accounting staff of the Division of Corporation Finance with respect to the determination it made regarding the basis of presentation for these carve-out financial statements prepared in compliance with Rule 3-05 of Regulation S-X. The letter describes Ball’s analysis and resulting conclusion to include the financial information for all of Ball’s metal beverage packaging in Europe within the carve-out financial statements.

•                                          Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf.  Please disclose that management’s estimates of what the expenses would have been on a stand-alone basis is not practicable in a similar manner to your response;

Response:  We have revised the disclosures in Note 1 on pages F-102 and F-136 of Amendment No. 2 to clearly disclose that the financial statements reflect all the costs of doing business, including expenses incurred by other entities. We have revised the disclosures in Note 1 on pages F-102 and F-136, Note 15 on page F-123 and Note 11 on page F-144 to disclose that the presentation of management’s estimates of what the expenses would have been on a stand-alone basis is not practicable.

•                                          Please specifically disclose the allocation method used for each material type of cost allocated; and

Response:  We have revised the disclosures in Note 1 on pages F-102 and F-136 of Amendment No. 2 to disclose the allocation method for each material type of cost allocated.

•                                          Please expand your disclosures to provide an analysis of the intercompany accounts with Ball Corporation pursuant to Question 4 of SAB Topic 1:B.1.  This could include a summary of cash transfers between you and Ball Corporation and the corresponding nature of the transfers.

Response:  We have expanded the disclosures in Note 15 on page F-124 and Note 11 on page F-145 of Amendment No. 2 to include a table reflecting the components of the net transfers to and from Ball for the respective periods. As described in Note 1 on pages F-102 and F-136, in Note 15 on page F-124 and in Note 11 on page F-145, the Business’ (metal beverage packaging operations of Ball) total net investment represents Ball’s interest in the recorded net assets of the Business. While the Business participates in Ball’s centralized treasury management function, certain operations maintain cash and derivative assets and liabilities outside of Ball’s centralized management system. When an entity has been included in the combined financial statements, the related cash, derivative assets and derivative liabilities were also included.

As part of the cash management program, Ball maintains cash generated by the Business’ operations, and cash required to meet the Business’ operating and investing needs is provided by Ball as necessary. Intercompany transactions between the Business and Ball are considered to be transacted through net parent investment at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions represents net contributions from the Business to Ball of $27.5 million, $25.7 million, and $109.6 million for the years ended December 31, 2015, 2014 and 2013, respectively, and therefore these amounts are reflected in the combined statements of cash flows as a financing activity and also in the statements of changes in net investment.

Financial Statements for Certain Beverage Can Operations of Rexam PLC

General

10.                               We note your response to comment 29 in our letter dated December 14, 2016.  Please help us better understand why these financial statements were prepared at the specific plants and facilities level whereas the financial statements for certain metal beverage packaging operations of Ball corporation were prepared at the reporting division level.

Response:  We have amended the disclosure on pages F-159, F-160, F-179, F-180, F-187, F-188, F-191 and F-192 of Amendment No. 2 to address the Staff’s comments relating to Rexam Combined Carve-Out Financial Statements.

With respect to Rexam Europe and Rexam US, the plants acquired and any associated corporate functions constituted less than “substantially all” of any reportable segment, as reported by Rexam PLC (“Rexam”). Accordingly, consistent with the applicable guidance in Section 2065.2 of the Division of Corporation Finance Financial Reporting Manual, audited financial statements were presented for the plants and operations acquired from Rexam. The evaluation of the appropriate basis of presentation for these combined carve out financial statements was based on Rexam’s facts and circumstances which differed from those of Ball and thus, resulted in a different conclusion.

As described in our prior response to comment 29 in your letter dated December 14, 2016, within the Rexam plants acquired by us, certain specific lines and operations remained with the vendor and were not acquired by us. These lines and operations have been eliminated within the acquisition adjustments column on pages 58 and 64 of Amendment No. 2. The carve out approach of the combined financial statements focused on reporting the net sales, cost of sales, operating expenses and related balance sheet accounts of the individual plants which were acquired by us.

Please also provide the following additional disclosures regarding how these financial statements were prepared:

•                                          Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf.  Please disclose that management’s estimates of what the expenses would have been on a stand-alone basis is not practicable in a similar manner to your response;

Response:  We have revised the disclosures in Note 1 on pages F-159 and F-187 of Amendment No. 2 to clearly disclose that 1) the financial statements reflect all the costs of doing business, including expenses incurred by other entities and 2) the presentation of management’s estimates of what the expenses would have been on a stand-alone basis is not practicable.

•                                          Please specifically disclose the allocation method used for each material type of cost allocated.  It appears that certain costs, including IT costs, were allocated differently amongst the various Rexam plants and operations included in these financial statements.  Please address in your disclosures how you determined this methodology to be reliable pursuant to IAS 8.10(b); and

Response:  We have revised the disclosures in Note 19 on page F-179 and Note 9 on page F-191 of Amendment No. 2 to disclose the allocation method for each material type of cost allocated. With regard to the allocation of IT costs, supplementally, IT cost allocations were determined by taking into account the specific nature and operations of the in-scope plants across Europe and the US. The European plants were part of a European-wide supply chain and limited risk distributor arrangement, which gave rise to a number of differences in operations that did not arise in the US.  In addition, there are certain IT costs incurred specifically in Europe or the US. The Company determined that the most appropriate accounting policy would be to make a full allocation of all shared costs (an area of accounting where there are no specific IFRS accounting requirements), and for each area of cost, including IT costs, the Company applied appropriate allocation keys in order to present reliable information that reflected the full cost of doing business.

•                                          In regards to the disclosures related to intercompany accounts with Rexam PLC, please better clarify how the amounts reported on page F-178 correspond to the net transfers to Rexam amounts reported on page F-157.  For example, you disclose corporate allocations of $36.7 million and sales to other Rexam entities of $26.2 million in 2015 on page F-178, which represents a net of $10.5 million compared to net transfers to Rexam of $45.2 million for 2015 on page F-157.  Please provide additional clarity in your disclosures regarding the nature of the transfers between you and Rexam PLC.

Response:  We have expanded the disclosures in Note 19 on page F-180 and Note 9 on page F-192 of Amendment No. 2 to include a table reflecting the components of the net transfers to and from Rexam for the respective periods. Such table addresses the differences in certain amounts cited by the Staff’s comment as it more clearly discloses all significant components of the net transfers to and from Rexam. As described in Note 1 on pages F-159, F-160 and F-188, net assets of certain wholly owned beverage can operations of Rexam (the “Business”) are represented by the cumulative investment of Rexam in the Business, shown as net invested capital in the combined balance sheet.

As part of a centralized cash management program, Rexam maintains cash generated by the Business’ operations and cash required to meet the Business’ operating and investing needs is provided by Rexam as necessary. Intercompany transactions between the Business and Rexam are considered to be transacted through net parent investment at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions represents net transfers to Rexam of £45.2 million, £75.0 million, and £44.0 million for the years ended December 31, 2015, 2014 and 2013, respectively, and therefore these amounts are reflected in the combined statements of cash flows as a financing activity and also in the statements of changes in net invested capital. We have revised the disclosures in Note 1 on pages F-159, F-160 and F-188 of Amendment No. 2 to provide more clarity regarding the presentation of the net transfers to and from Rexam in the combined carve out financial statements.

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We thank you for your prompt attention to this submission.  We hope the foregoing answers are responsive to your comments.  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333.

Very truly yours,

/s/ Richard B. Alsop, Esq.

Enclosure

cc:           Ian Curley— Chief Executive, Ardagh Finance Holdings S.A.

Geoffrey E. Liebmann, Esq. — Cahill Gordon & Reindel LLP